SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 1){1}

                      CALIFORNIA JOCKEY CLUB
                   BAY MEADOWS OPERATING COMPANY
- -----------------------------------------------------------------------------
                         (Name of issuer)

              SHARES OF COMMON STOCK, $.01 PAR VALUE
                    SHARES OF COMMON STOCK, $.01 PAR VALUE
- -----------------------------------------------------------------------------
                  (Title of class of securities)

                           072443 20 3
- -----------------------------------------------------------------------------
                          (CUSIP number)

                        MR. DAVID H. LESSER
                     HUDSON BAY PARTNERS, L.P.
                   9 WEST 57TH STREET, SUITE 4310
                     NEW YORK, NEW YORK 10036
                          (212) 371-6422
- -----------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                         AUGUST 6, 1996
- -----------------------------------------------------------------------------
      (Date of event which requires filing of this statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

               Check the following box if a fee is being paid with the statement <square>. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1
     (a) for other parties to whom copies are to be sent.

                  (Continued on following pages)
                        (Page 1 of 9 Pages)
[FN]
__________________________
{1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)

CUSIP No. 072443203             13D                           Page 2 of 9 Pages


      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                HUDSON BAY PARTNERS, L.P.

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                              (a)<checked-box>
                                                              (b)<square>

      3.

      4.       SOURCES OF FUNDS
                                WC

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
                                                                       <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

                          7.       SOLE VOTING POWER

           NUMBER OF                          275,300*

             UNITS
                          8.       SHARED VOTING POWER
         BENEFICIALLY
                                              275,300*
           OWNED BY
                          9.       SOLE DISPOSITIVE POWER
             EACH
                                              275,300*
           REPORTING
                         10.      SHARED DISPOSITIVE POWER
          PERSON WITH
                                               275,300*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                275,300

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                      <square>

      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                4.7%

      14.      TYPE OF REPORTING PERSON

                                PN


* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 275,300 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

CUSIP No. 072443203             13D                           Page 3 of 9 Pages




      1.       NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                DAVID H. LESSER

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)<checked-box>
                                                               (b)<square>
      3.       SEC USE ONLY

      4.       SOURCES OF FUNDS
                                PF

      5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                      <square>
      6.       CITIZENSHIP OR PLACE OF ORGANIZATION


                          7.       SOLE VOTING POWER

           NUMBER OF                        12,800

             UNITS
                          8.       SHARED VOTING POWER
         BENEFICIALLY
                                             275,300*
           OWNED BY
                          9.       SOLE DISPOSITIVE POWER
             EACH
                                             12,800
           REPORTING
                         10.      SHARED DISPOSITIVE POWER
          PERSON WITH
                                             275,300*

      11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                288,100*

      12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES
                                                                      <square>
      13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               4.9%

      14.      TYPE OF REPORTING PERSON

                                IN


* Mr. Lesser is President, sole director and sole shareholder of Hudson Bay Partners, Inc., general partner of Hudson Bay Partners, L.P. ("Hudson Bay"), and, as a result of such affiliation, may be deemed to have shared voting and dispositive power over the 275,300 Shares owned by Hudson Bay; however, Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him.

                                                  PAGE 4 OF 9 PAGES

                       AMENDMENT NO. 1 TO SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER.

     This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the Commission on July 18, 1996 by Hudson Bay Partners, L.P, a Delaware limited partnership ("Hudson Bay") and David H. Lesser, with respect to paired shares of common stock, par value $.01 (the "CJC Shares") of California Jockey Club, a Delaware corporation ("CJC"), and shares of common stock, par value $.01 (the "BMOC Shares" and collectively with the CJC Shares, the "Shares"), of Bay Meadows Operating Company, a Delaware corporation (collectively, the "Issuer"). Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the
Schedule 13D.

ITEM 4.    PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by adding the following after the first paragraph of Item 4:

     On August 6, 1996, Hudson Bay Partners, Inc., the general partner of Hudson Bay ("HBPI"), entered into an exclusivity agreement with CJC (the "Agreement") with respect a potential investment in the Issuer by Hudson Bay and/or its affiliates, the general terms of which have been discussed by Hudson Bay and the Issuer but as to which no agreement has been reached. A copy of the Agreement is attached hereto as Exhibit 7.2. HBPI and CJC have agreed to enter into exclusive good faith negotiations in connection with the negotiation and execution of mutually acceptable definitive documentation regarding any such potential investment by Hudson Bay or its affiliates. Any such potential investment is subject to satisfactory completion of a due diligence review of the Issuer by Hudson Bay and its affiliates. CJC has agreed, subject to applicable fiduciary duties of the Board of Directors of CJC, not (and has agreed not to authorize or permit any representative of CJC) to initiate, solicit, encourage, or participate in any negotiations regarding, furnish any confidential information in connection with, endorse or otherwise cooperate with, assist, participate in or facilitate the making of any proposal or offer for, or which may reasonably be expected to lead to, any recapitalization, acquisition, merger, consolidation or other business combination of CJC other than the transactions contemplated by the Agreement. CJC also has agreed to provide Hudson Bay and its representatives with information regarding the business and operations of CJC, and CJC and HBPI have agreed to keep confidential information learned regarding the other in connection with the potential investment. The terms of the Agreement expire August 30, 1996, or on such later date as CJC and HBPI may agree.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule 13D is hereby amended by deleting such Item 5 in its entirety and replacing said Item 5 with the following:

     (a)-(b) As of the date of this filing, Hudson Bay is the record and beneficial owner of 275,300 Shares of the Issuer, constituting approximately 4.7% of the outstanding Shares of the Issuer. Mr. Lesser is the record and beneficial owner of 12,800 Shares of the Issuer, constituting approximately 0.2% of the outstanding Shares of the Issuer, and as a result of his affiliation with the General Partner he may also be deemed to beneficially own the 275,300 Shares owned by Hudson Bay; Mr. Lesser expressly disclaims beneficial ownership of any Shares not directly owned by him. Mr. Lesser has sole voting and dispositive power with respect to the 12,800 Shares owned of record individually by him; he may be deemed to share with Hudson Bay voting and dispositive power over the 275,300 Shares owned by Hudson Bay. HBPI owns no Shares, except indirectly as general partner of Hudson Bay.

     (c) On August 7, 1996 Hudson Bay sold through open-market sales an aggregate of 200 Shares at $17.375 per Share, for net proceeds of approximately $3,425.00. The 275,500 Shares previously beneficially owned by Hudson Bay less the 200 Shares sold by Hudson Bay on August 7, 1996, represents 275,300 Shares remaining, or approximately 4.7% of all outstanding Shares, held as of August 7, 1996 by Hudson Bay. On June 10, 1996, Hudson Bay acquired through open-market purchases an aggregate of 10,000 Shares at $16.75 per Share, for an aggregate purchase price of $167,800. Other than as described in this Item 5(c), no other purchases or sales of Shares by Hudson Bay were made within the past 60 days.

     (e) On August 7, 1996 Mr. Lesser ceased to be the beneficial owner of more than five percent of the Shares and therefore ceased to be a reporting person. Hudson Bay has never been the beneficial owner of more than five percent of the Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 of the Schedule 13D is hereby amended by adding to said Item 6 the following:

     (1) HBPI and CJC entered into the Agreement referred to in Item 4 on August 6, 1996. A copy of the Agreement is attached hereto as Exhibit 7.2. A description of the Agreement is contained in Item 4 of this Schedule 13D, and such description is hereby incorporated by reference as if it were contained in this Item 6 of the Schedule 13D in its entirety.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit 7.2 Agreement dated August 6, 1996 between California Jockey
                      Club and Hudson Bay Partners, Inc.

                                                          PAGE 6 OF 9 PAGES

                                  SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 8, 1996

                            HUDSON BAY PARTNERS, L.P.

                            By: Hudson Bay Partners, Inc.,
                                General Partner

                                By:    /S/ DAVID H. LESSER
                                       -----------------------
                                      David H. Lesser
                                      President



                            By:   /S/ DAVID H. LESSER
                                  --------------------------
                                David H. Lesser, individually